UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-41677

CytoMed Therapeutics Limited

(Exact name of registrant as specified in its charter)

1 Commonwealth Lane

#08-22

Singapore 149544

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

CytoMed Therapeutics Limited is filing this Report on Form 6-K/A to update certain information within the original Form 6-K furnished on June 20, 2024.

Board re-organization

Regulation 117 of the Company’s Constitution requires one-third of the Board of Directors of the Company (“the Board”) to retire by rotation and stand for re-election if so desired. Dr. Lucas Luk Tien Wee (“Dr. Luk”) and Mr. Wu Tao Thomas (“Mr. Wu”) have not stood for re-election and tendered their resignations as Directors of CytoMed Therapeutics Limited to the Board, effective on May 15, 2024. Dr Luk remained as the Company’s Chief Clinical Officer, and on May 10, 2024, he was appointed to the board of our wholly-owned subsidiary, IPSC Depository Sdn Bhd. Dr Luk’s and Mr. Wu’s resignation were for personal reasons and were not due to any disagreement with the Company, and their departure is not related to the operations, policies or practices of the Company or any issues regarding accounting policies or practices.

Mr. Yew Chak Hua has replaced Mr. Wu as the new member on the audit committee, effective from May 15, 2024, ensuring compliance with the requirement of at least three independent directors on the Audit Committee of the Company.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CytoMed Therapeutics Limited

Date: June 24, 2024	By:	/s/ CHOO Chee Kong
CHOO Chee Kong Director and Chairman